Supplement Dated Oct. 30, 2003*
         to the Statement of Additional Information Dated June 27, 2003
                of IDS Life Series Fund, Inc. S-6191-20 U (6/03)

The following revisions apply to the "Investment Management Services Agreement" section of the Statement of Additional Information:

Shareholders have approved a change to the Investment Management Services Agreement and Investment Advisory Agreement to combine all investment roles within American Express Financial Corporation (AEFC). Effective Nov. 1, 2003, AEFC will start serving as an investment manager for the Fund.



S-6191-28 A (11/03)

* Valid until next prospectus update.
Destroy June 30, 2004